Stewart McDowell Direct: +1 415.393.8322 Fax: +1 415.374.8461 SMcDowell@gibsondunn.com

January 11, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kathleen Collins, Jan Woo, David Edgar and Jeff Kauten

Re:	Viant Technology Inc.

Amendment No. 1 to the Draft Registration Statement on Form S-1

Submitted December 9, 2020

CIK: 0001828791

Ladies and Gentlemen:

On behalf of Viant Technology Inc. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated December 23, 2020 (the “Comment Letter”), regarding the above-referenced Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), confidentially submitted on December 9, 2020. The Staff’s comments are set forth below, followed by the Company’s responses. The page references in our response correspond to the page numbers of Amendment No. 2 to the Draft Registration Statement on Form S-1 (the “Amendment”), which is being submitted today.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 9, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Components of Our Results of Operations, page 81

1.

You state in your response to prior comment 10 that the customer’s decision as to which pricing model they choose impacts the manner in which you recognize revenue rather than the performance of the business. Considering revenue is typically evaluated to assess the overall performance of a business, it appears that a breakdown of your GAAP revenue is relevant to an understanding of your performance. In this regard, your revised disclosures indicate that you expect the percentage of revenue recognized on a net basis will increase over time. As this shift in GAAP revenue due to the pricing models selected may impact the percentage growth in your overall revenues, in an effort to add context to these potential trends, please tell us and revise to separately disclose the GAAP revenue recognized from MSA versus IO arrangements for each period presented.

January 11, 2021

As discussed with the Staff, the Company sells its platform as a single product, with a single sales team, through a single channel. The Company offers customers a choice of pricing options purely as a convenience to customers and the Company does not attempt to influence its customers’ choice as to which pricing option to use. The Company’s offer of different pricing options is similar to another company offering volume discounts or discounts for longer term commitments for the same product, which are generally not broken out separately. The Company believes that breaking out the percentage of revenue attributable to the different pricing options would imply that these pricing options are more akin to different products or different lines of business, which is directly contrary to the reality of the business, which is the sale of a single software platform and single offering of services through a single salesforce. Customers can and do use more than one option concurrently for different marketers, and in all cases they are buying the same product. The Company’s management does not use the breakdown between GAAP revenue recognized from MSA (i.e., net revenue accounting) versus IO arrangements (i.e., gross revenue accounting) when evaluating its business or the ultimate value of a customer to the Company. The Company does not believe that the quantification of the breakdown of GAAP revenue recognized from MSA versus IO arrangements provides significant additional insight into overall performance trends as to customer engagement with the platform, particularly since the Company does not attempt to influence the pricing choice made by customers.

As requested by the Staff, the Company has supplementally provided the breakdown of GAAP revenue recognized from IO versus MSA arrangements for the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 and 2020.

The Company believes that this historical data is consistent with the Company’s expectation that the portion of its revenue derived from MSA customers (i.e., the percentage of spend and the subscription based pricing options) will increase in the aggregate over time, as disclosed on page 82. The Company believes that its disclosure that this trend will have the effect of gradually reducing the percentage of revenue that the Company recognizes on a gross basis, together with the disclosure regarding growth in the percentage of spend pricing option on page 85, provides investors with the material trend information regarding the expected gradual increase in the percentage of total revenue generated from MSA customers, for which the revenue is recognized on a net basis.

January 11, 2021

The Company believes that the information and GAAP financial metrics provided in the MD&A and financial statements provide investors with the proper context and mix of information necessary to understand the Company’s performance and material trends in overall revenue that flows directly to the Company’s net income across all pricing options.

Use of Non-GAAP Financial Measures, page 83

2.

We have evaluated your response to prior comment 16 and continue to believe that by presenting revenue and total operating expenses net of direct costs, you have substituted an individually tailored revenue recognition principle for GAAP revenue and expenses. Please remove these measures from your non-GAAP disclosures. Similarly, please revise your measure of non-GAAP net revenue per active customer to comply with the non-GAAP guidance. Refer to Item 10(e)(4)(ii) of Regulation S-K, Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

As discussed with the Staff, the Company has revised the presentation of its non-GAAP measure throughout the Amendment.

Results of Operations

Comparison of the Years Ended December 31, 2018 and 2019, Revenue, page 85

3.

You state in your response to prior comment 13 that 90% of your revenue in 2019 was from existing customers; however, in your revised disclosure you indicate that a “substantial majority” of your revenue in 2019 was from existing customers. Please revise to remove this qualitative language in favor of specific quantification so that readers can assess trends in this metric from period-to-period. In this regard, we note that you provided similar qualitative disclosure in your comparison of interim periods, and therefore readers are unable to determine whether the percentage of revenue derived from new customers is increasing or decreasing. Similarly, clarify in quantified terms how Adelphic contributed “meaningfully” to your revenues in fiscal 2019.

In response to the Staff’s comment, the Company has revised its disclosure on pages 85 and 87.

January 11, 2021

Executive Compensation, page 122

4.

We note your response to prior comment 22. Please note that executive compensation disclosure for the year ended December 31, 2019 is required to be included in your registration statement as that information previously was required to be provided in response to a Commission filing requirement. Refer to Instruction 1 to Item 402(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 120 to include the executive compensation disclosure.

Concentration of Risk, page F-14

5.

We note your response to comment 23 and your revised risk factor disclosures. Please tell us the number of individual advertising agencies that comprise the two advertising agency holding companies that account for more than 10% of your revenue for fiscal 2019. Tell us the percentage of revenue attributable to each of the agency holding companies in fiscal 2019 and to date in fiscal 2020. Also, explain further how you considered whether the loss of either of these agencies might impact your operations and why further disclosure regarding reliance on these holding companies is not necessary. In this regard, you state that if the holding companies exert control over the individual agencies, any loss or relationships with such holding companies and, consequently, their agencies, local branches or divisions as customers, could significantly harm your business.

The two advertising agency holding companies are each comprised of 12 individual advertising agencies, and would represent 17% and 13% of our revenue for 2019, and 15% and 10% of our revenue for the nine months ended September 30, 2020, respectively. Because the decision making and contracting occurs on the individual agency level and the individual agencies operate independently of each other, the Company does not consider the independent advertising agencies to be affiliated in a way that would create risks similar to a single advertising agency. The Company believes that the risk factor disclosure regarding a holding company exerting control over the individual advertising agencies adequately describes the possible harm to the Company’s business.

If you have any questions regarding the Amendment or the response set forth above, please do not hesitate to call me at (415) 393-8322. In the event that our responses to any questions have not fully resolved the Staff’s questions, we would request to schedule a call with the Staff to discuss the matter in more detail.

January 11, 2021

Sincerely,

/s/ Stewart L. McDowell

Stewart McDowell

cc:	Sarah Solum, Freshfields Bruckhaus Deringer